BOX EXCHANGE

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

April 8, 2026

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 101 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 101 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and an amended replacement Exhibit J to reflect Director information, pursuant to Securities Exchange Act of 1934 Rule 6a-2(a).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment.

This Amendment is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Chris Zaremba
General Counsel

cc: Johnna Dumler
TM-Marketsupervision@sec.gov
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 4/8/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
101 Arch Street, Suite 610, Boston, MA 02110

26000151

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
617-235-2102 (Telephone) 617-235-2253 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Chris Zaremba (Name) General Counsel (Title) 617-235-2102 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Chris Zaremba
101 Arch Street, Suite 610
Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

(c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 4/8/2026 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Chris Zaremba, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8 day of April (Month), 2026 (Year) by Alyssa Schwartz (Notary Public)

My Commission expires 5/25/29 County of Suffolk State of Massachusetts

Alyssa R. Schwartz
My Commission Expires May 25, 2029
COMMONWEALTH OF MASSACHUSETTS NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 101
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 101. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX EXCHANGE

Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.

Response:

1. Officers:

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

- Tony McCormick, Chief Executive Officer, Commencement: April 28, 2011, Ratification: May 22, 2024
- Lisa Fall, President, Chief Legal Officer, and Secretary, Commencement: April 28, 2011, Ratification: May 22, 2024, and Chief Operating Officer, Commencement: May 21, 2025
- Jamie Alano, Chief Regulatory Officer, Commencement: April 17, 2025
- Rich Hadley, Chief Financial Officer, Commencement January 1, 2021, Ratification: May 22, 2024
- Marguerite Donovan, Chief Market Supervision Officer, Officer designation approved by the Board May 22, 2024, Ratification: May 22, 2024
- Chris Zaremba, General Counsel, Commencement: May 22, 2024, Ratification: May 22, 2024
- Jason Mandryk, Chief Technology Officer, Commencement July 25, 2024, and Chief Information Security Officer, Commencement: April 17, 2025
- Kristin Tierney, Chief Risk Officer, Commencement December 10, 2025

BOX EXCHANGE

2. Directors:

Each of the Class I Directors listed below commenced a three-year term of service on December 19, 2023, each of the Class II Directors listed below commenced a three-year term of service on December 17, 2024, and each of the Class III Directors listed below commenced a three-year term of service on December 30, 2025 in accordance with the BOX Exchange LLC Bylaws.

Name:	**Title:**	**Primary Business:**
Ed Boyle	Non-Industry Director, Class I	None/Retired
Will Easley	Facility Director, Class II	None/Retired
Sean Flynn	Participant Director, Class I	Options Trading
Paul Stevens	Non-Industry Director, Class II	None/Retired
Robert Whaley	Non-Industry Public Director, Class II	Professor
Susan Whiting	Non-Industry Director, Class III	None/Retired

3. Committees:

Audit Committee
- Ed Boyle
- Will Easley
- Paul Stevens
- Susan Whiting

Compensation Committee
- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee
- Ed Boyle
- Paul Stevens
- Robert Whaley
- Susan Whiting

Risk Committee:
- Ed Boyle
- Will Easley
- Sean Flynn
- Paul Stevens
- Robert Whaley

- Susan Whiting

Nominating Committee

- Ed Boyle
- Will Easley
- Sean Flynn
- Paul Stevens
- Robert Whaley
- Susan Whiting